UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)*

                            OMNI Rail Products, Inc.
                            ------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)

                                    68212J117
                                    ---------
                                 (CUSIP Number)

                                 April 30, 1997
                                 --------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|      Rule 13d-1(b)
         |X|      Rule 13d-1(c)
         |_|      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

CUSIP NO. 68212J117                                                  Page 1 of 1

1. Names of Reporting Persons; I.R.S. Identification Nos. of above persons (entities only).

     Edward S. Smith

2.   Check the Appropriate Box if a Member of a Group (See Instructions).
                                                                          a. |_|
                                                                          b. |_|

3.   SEC Use Only.

4.   Citizenship or Place of Organization

     United States

Number of               5.   Sole Voting Power  326,467
Shares Bene-
fically by              6.   Shared Voting Power
Owned by Each
Reporting               7.   Sole Dispositive Power  326,467
Person With:
                        8.   Shared Dispositive Power

9.   Aggregate Amount Beneficially Owned by Each Reporting Person.

     326,467

10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions).

     Not applicable.

11.  Percent of Class Represented by Amount in Row (11).

     10.1 percent

12.  Type of Reporting Person (See Instructions).

     IN

Item 1.

     (a)  Name of Issuer

          The name of the issuer is OMNI Rail Products, Inc., a Delaware corporation (the "Corporation").

     (b)  Address of Issuer's Principal Executive Offices

          The address of the Company's principal executive offices is 975 S.E. Sandy Boulevard, Portland, Oregon 97214.

Item 2.

     (a)  Name of Person Filing

          The name of the person filing this statement is Edward S. Smith.

     (b)  Address of Principal Business Office or, if none, Residence

          Mr. Smith's principal business office is 921 S.W. Washington Street, Portland, Oregon 97205.

     (c)  Citizenship

          Mr. Smith is a citizen of the United States.

     (d)  Title of Class of Securities

          This statement relates to shares of the Company's common stock, $.01 par value.

     (e)  CUSIP Number

          The Company's CUSIP Number is 68212J117.

Item 3. If this statement is filed pursuant to ss.ss. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a) |_| Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

     (b)  |_|  Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) |_| Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) |_| Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e) |_| An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E).

     (f) |_| An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F).

     (g) |_| A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G).

     (h) |_| A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

     (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

     (j)  |_|  Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

     (a)  Amount beneficially owned: 326,467.

     (b)  Percent of class: 10.1 percent.

     (c)  Number of shares as to which the person has:

          (i)  Sole power to vote or to direct the vote: 326,467.

          (ii) Shared power to vote or to direct the vote: 0.

          (iii) Sole power to dispose or to direct the disposition of: 326,467.

          (iv) Shared power to dispose or to direct the disposition of: 0.

Item 5. Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

     Not applicable.

Item 8. Identification and Classification of Members of the Group.

     Not applicable.

Item 9. Notice of Dissolution of Group.

     Not applicable.

Item 10. Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


                                            10/11/2000
                                            ------------------------------------
                                            Date


                                            /s/ Edward S. Smith
                                            ------------------------------------
                                            Signature


                                            Edward S. Smith
                                            ------------------------------------
                                            Name/Title

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties for whom copies are to be sent.

     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).